GAMMON GOLD INC
1701 Hollis Street
Suite 400, PO Box 2067
Halifax, Nova Scotia
B3J 2Z1
Tel: 902-468-0614 Fax: 902-468-0931

Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102

July 3, 2008

Following the annual and special meeting of shareholders of Gammon Gold Inc., held on June 30, 2008 (the "Meeting"), and in accordance with section 11.3 of National Instrument 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. Election of Directors.	*The nominees proposed by management were elected by a majority of shareholders on a show of hands.
2. Re-appointment of KPMG LLP, Chartered Accountants, as the Corporation’s auditors.	*KPMG LLP, Chartered Accountants elected by a majority of shareholders on a show of hands

3. Approval of an ordinary resolution for the amendments to the Corporation’s stock option plan to, among other things, increase the maximum number of common shares reserved for issuance under the stock option plan by 1,100,000 from 22,500,000 to 23,600,000 common shares.

*The ordinary resolution for the amendments to the Corporation’s stock option plan to, among other things, increase the maximum number of common shares reserved for issuance under the stock option plan by 1,100,000 from 22,500,000 to 23,600,000 common shares was approved by a majority of shareholders on a show of hands excluding votes of the optionees.

4. Approval of an ordinary resolution for the amendment to the Corporation’s stock option plan to increase the maximum number of common shares reserved for issuance under the stock option plan by 1,400,000 from 23,600,000 to 25,000,000 common shares as of January 1, 2009.

*The ordinary resolution for the amendment to the Corporation’s stock option plan to increase the maximum number of common shares reserved for issuance under the stock option plan by 1,400,000 from 23,600,000 to 25,000,000 common shares as of January 1, 2009 was approved by a majority of shareholders on a show of hands excluding votes of the optionees.

5. Approval of an ordinary resolution for the amendment to the Corporation’s general by-law to provide that the Corporation shall have a minimum of three (3) directors and a maximum of nine (9) directors.

*The ordinary resolution for the amendment to the Corporation’s general by-law to provide that the Corporation shall have a minimum of three (3) directors and a maximum of nine (9) directors was approved by a majority of shareholders on a show of hands excluding votes of the optionees.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

GAMMON GOLD INC.

Per:

Rene Marion
Chief Executive Officer